December 26, 2023

VIA EDGAR

Mr. Evan Ewing

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	CCSC Technology International Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333- 270741

Dear Mr. Ewing:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by CCSC Technology International Holdings Limited (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on December 28, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 30, 2023 to the date of this letter, we have distributed as many copies of the preliminary prospectus, dated November 30, 2023 to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

REVERE SECURITIES LLC

By:	/s/ Dajiang Guo
	Name:	Dajiang Guo
	Title:	Chief Executive Officer, Head of Investment Banking